

February 9, 2011

Mr. Michael S. Dunlap
Chairman and Chief Executive Officer
Nelnet, Inc.
121 South 13th Street, Suite 210
Lincoln, Nebraska 68508

Re: Nelnet, Inc.
Form 10-K for the year ended December 31, 2009, filed March 3, 2010
Forms 10-Q for the quarterly periods ended March 31, 2010,
June 30, 2010, and September 30, 2010
Schedule 14A, filed April 15, 2010
Amendment to Schedule 14A, filed April 15, 2010
File No. 001-31924

Dear Mr. Dunlap:

We have reviewed your letter filed in response to our comment letter to you. We have the following comments

Please respond to this letter within ten business days by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a change is appropriate, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Risk Factors, page 14

1. We acknowledge your proposed response to comment 4 of our previous comment letter to you. Please confirm that you will include in your future filings, revision of the Union Bank risk factor, to disclose the net aggregate impact on your income statement for each period being reported on, i.e., revenue or expense, if material.

<u>Schedule 14A and Amendment to Schedule 14A</u>

<u>Certain Relationships and Related Transactions, page 28</u>

2. Please confirm that you will revise, in future filings, to disclose:
    - any related party transactions since the beginning of the your last fiscal year that were not approved or ratified by the Nominating and Corporate Governance Committee; and,
    - noting that your charter for the Nominating and Corporate Governance Committee that appears on your website, does not require that related party transactions be approved or ratified by the Committee and does not delegate authority for approval to the Chairman of the Nominating and Corporate Governance Committee, and your statement in the first sentence on page 13 of your proposed response that you have "adopted written policies and procedures for the Nominating and Corporate Governance Committee's review of <u>any</u> [related party] transaction" and that the Committee "approves or ratifies" related party transactions, consider revising your charter to be consistent with your proposed response.

        You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

                    Sincerely,

                    Michael R. Clampitt
                    Senior Attorney